March 3, 2015

VIA EDGAR Division of Investment Management Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

RE:	Comments on the September 30, 2014 RiverNorth Funds' Annual Report

Dear Sirs:

Thank you for your oral comments regarding your Sarbanes-Oxley review for the RiverNorth Funds (the “Funds”). Your oral comments are summarized below, followed by the Funds’ responses.

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Comments and Responses

1.
Regarding the Management Discussion of Fund Performance, more specifically the graph and table depicting the Funds' performance and returns, it was noted that the Funds failed to include a statement to the effect that the graphs and tables do not reflect the deduction of taxes that a shareholder would pay on fund distributions or redemptions of fund shares, as is required by Item 27(b)(7)(ii)(B) of Form N-1A.

Response: The Funds acknowledge mistakenly omitting the disclosure regarding taxes on distributions and/or redemptions and the effect on performance. The Funds have communicated this requirement to its service providers and will ensure its inclusion all future filings.

2.
Regarding the RiverNorth/DoubleLine Strategic Income Fund, it was noted that the Statement of Assets and Liabilities was mistakenly labeled the Statement of Operations in the EDGAR version of the filing.

Response: The Funds acknowledge the labeling error and have communicated the error to its service providers and will ensure the error will not be made in future filings.

3.
Regarding the RiverNorth Managed Volatility Fund, in the Financial Highlights, it was noted that the Ratios to Average Net Assets (excluding interest expense and dividend expense on securities sold short) should not be presented so prominently. It was suggested that the Fund present the Ratios to Average Net Assets (including interest expense and dividend expense of securities sold short) first and that the ratios excluding interest and dividend expenses on securities sold short be presented, ideally, in a footnote or at least secondary to the ratios including the expenses on securities sold short.

Response: The Funds acknowledge that it would be more appropriate to present the information including interest and dividend expenses on securities sold short initially and the information excluding the interest and dividend expense on securities sold short be reduced to a footnote or presented secondary to the information including the expenses. Such will be the presentation in future reports.

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The Funds acknowledge that:

•	They are responsible for the adequacy and accuracy of the disclosures in their filings with the Securities and Exchange Commission (the “Commission”);

•
Commission staff comments on, or changes to disclosure in response to staff comments in, the Funds’ filings do not foreclose the Commission from taking any action with respect to the Funds’ filings; and

•	the Funds’ may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 445-2251.

Regards,

/s/ Marcus L. Collins

Marcus L. Collins
Chief Compliance Officer, RiverNorth Funds and
General Counsel & Chief Compliance Officer, RiverNorth Capital Management, LLC